UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2018

Commission File Number: 001-36619

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Affimed N.V.

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Im Neuenheimer Feld 582,

69120 Heidelberg,

Germany

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT

On August 24, 2018, Affimed GmbH, a subsidiary of Affimed N.V. (together with Affimed GmbH, “Affimed” or the “Company”) entered into a research collaboration and license agreement (the “Agreement”) with Genentech , Inc. (“Genentech”) for the development and commercialization of certain product candidates that contain NK cell engagers. Affined has granted Genentech an exclusive, royalty-bearing, sublicensable worldwide license during the term of the Agreement and thereafter under patent rights and know-how to commercialize the licensed portfolio and any additional product candidates developed pursuant to the Agreement against the exclusive targets designated by Genentech. Genentech has granted the Company a non-exclusive, royalty-free, non-sublicensable, worldwide license under certain of its intellectual property solely to fulfill the Company’s research obligations under the Agreement.

The financial terms of the Agreement include upfront payments and committed funding over the first 12 months of the collaboration of $96 million and up to approximately $5.0 billion in total milestone payments upon successful development and commercialization of all product candidates developed pursuant to the Agreement. Of the $5.0 billion in milestone payments, approximately $250 million relate to development activities, $1.1 billion relate to receipt of regulatory approvals, and $3.6 billion relate to achievement of specified thresholds of worldwide net sales. In addition, Affimed is eligible to receive tiered royalties from Genentech on net sales of licensed product candidates on a product-by-product and country-by-country basis until the later of the date when there are no valid patent claims under Affimed’s licensed patents covering such licensed product in the applicable country and the tenth anniversary of the date of first commercial sale of such licensed product in such country.

Under the terms of the Agreement, Genentech will be responsible for a majority of the research, development and commercialization costs incurred in respect of each product candidate. The development of each product candidate will be overseen by a joint project team, which will in turn be overseen by a joint research committee, or JRC, consisting of an equal number of representatives of Genentech and Affimed. If the JRC is unable to reach agreement, Genentech generally has final decision-making authority, provided that the JRC may not increase or decrease costs dedicated to Affimed’s research activities under any research plan without Affimed’s consent.

The Company is subject to certain efforts requirements in connection with its research activities under the Agreement, provision of technical assistance to Genentech and agreement with Genentech upon designation of the exclusive targets. Genentech must use commercially reasonable efforts to develop and commercialize in one of the United States, European Union or Japan at least one licensed product that binds to each exclusive target.

Affimed will own intellectual property that it solely develops under the Agreement or that predominantly relates to its antibody engineering platform or molecule fragments that bind to the NK cell. Genentech will own intellectual property that it solely develops under the Agreement or that predominantly relates to an antibody designed to solely bind to an exclusive target. Other newly developed intellectual property will be jointly owned by Affimed and Genentech. The parties will jointly prosecute related patents, provided that Genentech will make final decisions regarding prosecution of patents that claim exclusive targets or relate to developed intellectual property that it solely owns under the Agreement and Affimed will make final decisions regarding prosecution of patents that relate to developed intellectual property that it solely owns under the Agreement.

The Agreement will expire on a country-by-country basis and licensed product-by-licensed product basis until there is no remaining royalty payment or other payment obligation in such country with respect to a licensed product. Either party may terminate the Agreement in its entirety, or with respect to a particular target, for any uncured material breach of the Agreement by the other party. Either party may also terminate the Agreement upon the other party’s insolvency. Genentech also has the right to unilaterally terminate the Agreement in its entirety or with respect to a particular target, in its sole discretion, upon certain advance written notice. If the Agreement is terminated in its entirety or with respect to a particular exclusive target, either by Genentech for convenience or by Affimed for material breach, Affimed has a right to negotiate commercially reasonable terms under which Genentech grants to Affimed (i) the right to transfer licensed products under any terminated exclusive target to us and (ii) a license for Genentech’s intellectually property to such licensed products for further commercialization of such licensed products. If Affimed does not agree with Genentech on such terms, the dispute will be finally settled by arbitration.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such document, a copy of which is filed as Exhibit 10.1 to this Report on Form 6-K, and is incorporated herein by reference.

INCORPORATION BY REFERENCE

This Report on Form 6-K and Exhibit 10.1 to this Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Number 333-207235) and Form S-8 (Registration Numbers 333-198812) of Affimed N.V. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit 99.1 to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Heidelberg, Germany, August 27, 2018.

AFFIMED N.V.
By:	/s/ Adi Hoess
	Name:	Adi Hoess
	Title:	Chief Executive Officer

By:	/s/ Florian Fischer
	Name:	Florian Fischer
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
10.1*	Research Collaboration and License Agreement, dated as of August 24, 2018 by and between Affimed GmbH and Genentech, Inc.

99.1	Affimed N.V. August 2018 Corporate Presentation

* Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from this Form 6-K and filed separately with the U.S. Securities and Exchange Commission.